Exhibit 77C. Voting Record

Morgan Stanley S&P 500 Index Fund

Meeting Date: May 11, 2010



Approval of an Agreement and Plan of Reorganization between Morgan Stanley S&P 500 Index Fund ("Acquired Fund") and
AIM Counselor Series Trust, on behalf of Invesco S&P 500
Index Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For	  22,428,761.032
Withhold   1,138,105.849
Abstain	   2,501,091.708